RESIGNATION

         I, Dennis McCormick, a director of Vitatonics Corp., a Nevada corporation ("Corporation"), hereby tender and submit my resignation as a director of the Corporation; such resignation to be effective on the 16th day of June 2003.

         Furthermore, I hereby waive any unpaid or accrued compensation due to me from the Corporation. I am not due any shares of common stock in the Corporation for services that I have performed or fees I have paid on behalf of the Corporation. Finally, I hereby waive any funds due to me for any reason.



                                                 /s/  Dennis McCormick
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                                                      Dennis McCormick